SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               ___________________

                                  G REIT, INC.
                            (Name of Subject Company)

SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC;
     MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE
     FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL
FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC;
 MPF INCOME FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP
    FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC;
MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC;
                        MACKENZIE PATTERSON FULLER, INC.

                                    (Bidders)
                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             _______________________
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

          Transaction                                        Amount of
          Valuation*                                         Filing Fee

          $15,400,000                                        $1,812.58


 * For purposes of calculating the filing fee only. Assumes the purchase of 2,200,000 Shares at a purchase price equal to $7 per Share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $1,812.58
         Form or Registration Number: SC TO-T/A
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: November 7, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of November 1, 2005, as amended November 7, 2005, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.


                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC; and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 1,000,000 shares of common stock (the "Shares") in G REIT, Inc. (the "Corporation"), the subject company, at a purchase price equal to $7 per Share, less the amount of any dividends declared or made with respect to the Shares between November 1, 2005 (the "Offer Date") and December 12, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2005 (the "Offer to Purchase") and the related Letter of Transmittal

The Purchasers are extending the expiration date to December 30, 2005 and notifying shareholders of the reduction of the purchase price to be paid under the terms of the Offer. The Corporation has made dividends of $0.125 per share since November 1, 2005, so pursuant to the terms of the Offer, the Offer Price is now approximately $6.88 per Share ($6.875). As of the date hereof, a total of 19 Shareholders have tendered Shares of the Corporation and not withdrawn. Nine of these shareholders have indicated that they owned 23,332 Shares of the Corporation. The remaining 10 shareholders have indicated that they wish to sell all of their Shares, but we do not know how many Shares they own until transfer. No other Units have been tendered to date. We also note that the determination as to whether the automatic withdrawal rights will be exercised will be made just prior to Expiration of the Offer.


Item 12. Exhibits.

(a)(1)   Offer to Purchase dated November 1, 2005*

(a)(2)   Letter of Transmittal*

(a)(3)   Form of Letter to Shareholders dated November 1, 2005*

(a)(4)   Form of advertisement in Investor's Business Daily*

(a)(5) Addendum dated November 7, 2005 to Offer to Purchase dated November 1, 2005**

(a)(6)   Form of Press Release

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on November 1, 2005.

** Previously filed and incorporated by reference from the Schedule TO/A filed with the SEC by the Purchasers on November 7, 2005.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 9, 2005

SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC; MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

                                  EXHIBIT INDEX


Exhibit  Description

(a)(1)   Offer to Purchase dated November 1, 2005*

(a)(2)   Letter of Transmittal*

(a)(3)   Form of Letter to Shareholders dated November 1, 2005*

(a)(4)   Form of advertisement in Investor's Business Daily*

(a)(5) Addendum dated November 7, 2005 to Offer to Purchase dated November 1, 2005**

(a)(6)   Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on November 1, 2005.

** Previously filed and incorporated by reference from the Schedule TO/A filed with the SEC by the Purchasers on November 7, 2005.